Exhibit 4.5

VIQ Solutions Inc.

Interim Condensed Consolidated Financial Statements

Three months ended March 31, 2021 and 2020 (Unaudited)

(Expressed in United States dollars)

VIQ Solutions Inc.

Interim Condensed Consolidated Statements of Financial Position

(Expressed in United States dollars, unaudited)

	March 31, 2021	December 31, 2020
Assets
Current assets
Cash	$16,020,297	$16,835,671
Trade and other receivables, net of allowance for doubtful accounts (note 5,6)	5,717,315	4,475,751
Inventories	58,732	49,381
Prepaid expenses and deposits	442,761	254,230
	22,239,105	21,615,033
Non-current assets
Restricted cash	93,672	42,835
Property and equipment	208,283	215,835
Right of use assets	268,611	309,566
Intangible assets (note 7)	11,508,816	12,118,352
Goodwill (note 7)	6,969,329	6,976,096
Deferred tax assets	1,657,957	1,441,942
Total assets	$42,945,773	$42,719,659

Liabilities
Current liabilities
Trade and other payables and accrued liabilities	$5,236,134	$5,305,600
Income tax payable	157,486	201,592
Share appreciation rights plan obligations (note 9)	36,836	126,503
Current portion of long-term debt (note 8)	1,320,313	1,486,136
Current portion of lease obligations (note 17)	81,483	113,218
Current portion of contract liabilities	1,367,006	1,252,957
	8,199,258	8,486,006
Non-current liabilities
Deferred tax liability	60,183	60,587
Long-term debt (note 8)	12,199,414	12,138,799
Long-term contingent consideration (note 4)	1,247,351	1,575,528
Long-term lease obligations (note 17)	228,009	240,981
Long-term contract liabilities	10,012	70,834
Other long-term liabilities	334,743	360,525
Total liabilities	22,278,970	22,933,260

Shareholders’ equity
Capital stock (note 9)	53,305,477	50,234,551
Contributed surplus	4,282,820	4,970,945
Accumulated other comprehensive income (loss)	85,486	(78,906)
Deficit	(37,006,980)	(35,340,191)
Total liabilities and shareholders’ equity	$42,945,773	$42,719,659

See accompanying notes to interim condensed consolidated financial statements.

Approved by the Board	Signed “Larry Taylor”	Signed “Sebastien Paré”
	Larry Taylor, Director	Sebastien Paré, CEO and Director

VIQ Solutions Inc.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States dollars, unaudited)

	Three months ended March 31,
	2021	2020 (note 2(b))
Revenue (note 14)	$8,254,222	$7,548,204
Cost of sales	4,236,387	4,318,312
Gross profit	4,017,835	3,229,892

Expenses (note 15)
Selling and administrative expenses	3,661,326	2,377,154
Research and development expenses	239,663	252,321
Stock-based compensation (note 10)	85,995	47,725
Foreign exchange (gain) loss (note 18)	215,325	(252,249)
Depreciation	73,555	107,854
Amortization	1,174,808	990,697
	5,450,672	3,523,502

Loss before undernoted items	(1,432,837)	(293,610)

Interest expense (note 8)	(331,419)	(3,695,952)
Accretion and other financing expense (note 8)	(264,949)	(230,548)
Loss on revaluation of conversion feature liability (note 8)	–	(1,118,761)
Loss on repayment of long-term debt (note 8)	–	(1,290,147)
Gain on contingent consideration (note 4)	95,994	–
Other income	3,453	204
	(1,929,758)	(6,628,814)

Current income tax recovery (expense)	41,990	(53,444)
Deferred income tax recovery	220,979	–
Income tax recovery (expense)	262,969	(53,444)
Net loss for the period	$(1,666,789)	$(6,682,258)
Exchange gain on translating foreign operations	164,392	15,939
Comprehensive loss for the period	$(1,502,397)	$(6,666,319)

Net loss per share (note 11)
Basic	$(0.07)	$(0.44)
Diluted	$(0.07)	$(0.44)
Weighted average number of common shares outstanding – basic (note 11)	24,467,151	15,092,939
Weighted average number of common shares outstanding – diluted (note 11)	24,467,151	15,092,939

See accompanying notes to interim condensed consolidated financial statements.

VIQ Solutions Inc.

Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in United States dollars, unaudited)

	Capital stock		Contributed		Accumulated other comprehensive	Total
	Number	Amount	surplus	Deficit	income (loss)	equity
Balance as at December 31, 2019	10,852,617	$21,987,937	$4,552,528	$(24,194,885)	$(135,058)	$2,210,522
Comprehensive loss for the period	–	–	–	(6,682,258)	15,939	(6,666,319)
Shares issued due to exercise of warrants (note 9)	1,014,874	1,561,039	81,467	–	–	1,642,506
Shares issued due to debenture conversion (note 8)	6,395,648	11,231,198	–	–	–	11,231,198
Stock-based compensation (note 10)	–	–	47,725	–	–	47,725
Balance as at March 31, 2020 (note 2 (b))	18,263,139	$34,780,174	$4,681,720	$(30,877,143)	$(119,119)	$8,465,632

	Capital stock		Contributed		Accumulated other comprehensive	Total
	Number	Amount	surplus	Deficit	income (loss)	equity
Balance as at December 31, 2020	23,591,427	$50,234,551	$4,970,945	$(35,340,191)	$(78,906)	$19,786,399
Comprehensive loss for the period	–	–	–	(1,666,789)	164,392	(1,502,397)
Issuance cost reimbursement	–	1,673	–	–	–	1,673
Shares issued due to exercise of stock options (note 9)	178,333	322,547	(119,690)	–	–	202,857
Shares issued due to exercise of warrants and warrant repricing (note 9)	1,123,878	2,746,706	(654,430)	–	–	2,092,276
Stock-based compensation (note 10)	–	–	85,995	–	–	85,995
Balance as at March 31, 2021	24,893,638	$53,305,477	$4,282,820	$(37,006,980)	$85,486	$20,666,803

See accompanying notes to interim condensed consolidated financial statements.

VIQ Solutions Inc.

Interim Condensed Consolidated Statements of Cash Flows

(Expressed in United States dollars, unaudited)

	Three months ended March 31,
	2021	2020 (note 2 (b))
Cash provided by (used in):
Operating activities
Net loss for the period	$(1,666,789)	$(6,682,258)

Items not affecting cash:
Depreciation	73,555	107,854
Amortization	1,174,808	990,697
Stock-based compensation (note 10)	85,995	47,725
Loss on revaluation of conversion feature liability (note 8)	–	1,118,761
Loss on repayment of long-term debt (note 8)	–	1,290,147
Accretion and other financing expense (note 8)	264,949	230,548
Interest expense (note 8)	331,419	3,695,952
Income tax (recovery) expense	(262,969)	53,444
Gain on contingent consideration (note 4)	(95,994)	–
Other income	(3,453)	(204)
Foreign exchange (gain) loss (note 18)	215,325	(252,249)
Unrealized foreign exchange loss (gain)	3,094	200,098
Changes in non-cash operating working capital (note 12)	(1,027,370)	(732,387)
Cash provided by (used in) operating activities	(907,430)	68,128

Investing activities
Purchase of property and equipment	(7,540)	(26,988)
Business acquisitions	–	(4,411,500)
Earn out payment	(386,827)	–
Development costs related to internally generated intangible assets (note 7)	(532,298)	(338,362)
Employee loan advancement (note 5)	(518,431)	–
Change in restricted cash	(50,837)	4,877
Cash used in investing activities	(1,495,933)	(4,771,973)

Financing activities
Issuance costs reimbursement	1,673	–
Proceeds from debt, net of issuance costs	–	4,566,945
Proceeds from exercise of stock options (note 9)	202,857	–
Proceeds from exercise of warrants (note 9)	2,092,276	1,561,039
Repayment of debt (note 8)	(381,157)	(254,382)
Repayment of lease obligations (note 17)	(45,268)	(79,842)
Payment of interest on debt (note 8)	(311,909)	(188,330)
Payment of interest on lease obligations (note 17)	(7,777)	(15,680)
Cash provided by financing activities	1,550,695	5,589,750

Net increase (decrease) in cash for the period	(852,668)	885,905
Cash, beginning of period	16,835,671	1,707,654
Effect of exchange rate changes on cash	37,294	(108,218)
Cash, end of period	$16,020,297	$2,485,341

See accompanying notes to interim condensed consolidated financial statements.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars,)

1.            Nature of operations

VIQ Solutions Inc. (“VIQ” or the “Company”) is a technology and service platform provider for digital evidence capture, retrieval, and content management. VIQ’s modular software allows customers to easily integrate the platform at any stage of their organization's digitization, from the capture of digital content from video and audio devices through to online collaboration, mobility, data analytics, and integration with sensors, facial recognition, speech recognition, and case management or patient record systems. VIQ operates worldwide with a network of partners including security integrators, audio-video specialists, and hardware and data storage suppliers.

The Company also provides recording and transcription services directly to a variety of clients including medical, courtrooms, legislative assemblies, hearing rooms, inquiries and quasi-judicial clients in numerous countries including Canada, the United Kingdom, the United States and Australia.

VIQ was incorporated by articles of incorporation in the province of Alberta in November 2004. On June 21, 2017, the Company continued under articles of continuance in the province of Ontario. The Company’s offices are located at 700 – 5915 Airport Road, Mississauga, Ontario, L4V 1H1. VIQ is a public Company. Subsequent to yearend, the Company graduated from the Toronto Venture Exchange to the Toronto Stock Exchange. The Company's common shares began trading on TSX under trading symbol VQS at the market open on January 21, 2021.

2.            Basis of preparation

(a)            Statement of compliance

The Company prepares its interim condensed consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standard (“IAS”) 34, Interim Financial Reporting and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations, as issued by the International Accounting Standards Board (“IASB”) and using the same accounting policies as described in the Company’s December 31, 2020 consolidated financial statements. The preparation of the interim condensed consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the interim condensed consolidated financial statements, are disclosed in note 3. The accounting policies applied in these interim condensed consolidated financial statements are based on IFRS issued as at May 13, 2021, the date the Board of Directors approved the interim condensed consolidated financial statements.

(b)            Comparative figures

Certain comparative figures have been updated to reflect adjustments that were recorded in the Company’s amended filings for the three and six-months ended June 30, 2020, which were refiled in November 2020. The adjustments related to the accounting for acquisitions, the revaluation of the conversion feature as well as the repayment of long-term debt which were transactions that occurred in the three-months ended March 31, 2020.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars,)

2.            Basis of preparation (continued)

(c)  Basis of preparation

The notes presented in these interim condensed consolidated financial statements include only significant changes and transactions occurring since the Company’s last year end and are not fully inclusive of all disclosures required by International Financial Reporting Standards (“IFRS”). These interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the years ended December 31, 2020 and 2019. The interim condensed consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities to fair value as noted below.

(e)            Functional currency, presentation currency and foreign currency translation

The functional currency of VIQ Solutions Inc. is the Canadian dollar (“CAD”). The functional currency of the Company’s subsidiaries are as follows; Dataworxs Systems Limited – CAD, VIQ Solutions, Inc. – United States dollar (“USD”), VIQ Australia Pty. Ltd – Australian dollar (“AUD”), Dataworxs Systems Australia Pty. Ltd – AUD, VIQ Solutions PTY Ltd – AUD, Spark & Cannon Pty – AUD, VIQ Services Inc. – USD, Net Transcripts – USD, Transcription Express – USD, HomeTech – USD, VIQ Media Transcriptions – USD, and WordZXpressed – Inc. – USD. All financial information is presented in USD unless otherwise stated.

The exchange rates used were as follows:

USD / CAD exchange rate	March 31, 2021	December 31, 2020	March 31, 2020
Closing at the reporting date	0.7941	0.7672	0.7056
Average rate for the period	0.7895	0.7480	0.7455

USD / AUD exchange rate	March 31, 2021	December 31, 2020	March 31, 2020
Closing at the reporting date	0.7607	0.7311	0.6140
Average rate for the period	0.7724	0.6901	0.6581

The financial results of each subsidiary consolidated in the Company’s interim condensed consolidated financial statements are measured using the subsidiary’s functional currency, which is the currency of the primary economic environment in which the entity operates for each of the Company’s wholly-owned subsidiaries.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the interim condensed consolidated statements of loss and comprehensive loss.

The financial statements of entities that have a functional currency different from the presentation currency of USD are translated into USD as follows: assets and liabilities at the closing rate at the date of the balance sheet, and income and expenses at the average rate of the period as this is considered a reasonable approximation to actual rates. All resulting changes are recognized in other comprehensive income (loss) as translation adjustments.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars,)

2.            Basis of preparation (continued)

The Company has monetary items that are receivable from foreign operations. A monetary item for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the parent company’s net investment in that foreign operation. Such exchange differences are recognized initially in other comprehensive income and reclassified from equity to net loss on disposal of the net investment in foreign operations.

(f)            Use of estimates and judgements

The preparation of the interim condensed consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of the Company’s accounting policies and the amounts reported in the interim condensed consolidated financial statements and the related notes. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. These estimates have been applied in a manner consistent with that in prior periods and there are no known trends, commitments, events or uncertainties that the Company believes will materially affect the assumptions utilized in these interim condensed consolidated financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis and revisions to estimates are recognized prospectively. The estimates are impacted by many factors, some of which are highly uncertain and actual results may differ from those estimates

The continuing uncertainty around the outbreak of the novel coronavirus (“COVID-19”) pandemic required the use of judgments and estimates in the preparation of the interim condensed consolidated financial statements for the period ended March 31, 2021. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant impact to the reported amounts of assets, liabilities, revenue and expenses in these and any future interim condensed consolidated financial statements. Examples of accounting estimates and judgments that may be impacted by the pandemic include, but are not limited to, impairment of goodwill and intangible assets and allowance for doubtful accounts.

3.            Significant accounting policies, estimates and judgements

The preparation of the financial statements in accordance with IAS 34 requires management to make estimates and assumptions that affect the amounts reported in the interim condensed consolidated financial statements and notes to the interim condensed consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from those estimates. Significant estimates and judgments made by the Company include the valuation of acquired intangible assets, the determination of the recoverable amount of goodwill, amounts recorded as provisions, recognition of deferred tax assets, the provision for long-term service leave and other employee benefits, contingent consideration, stock based compensation, and the determination of functional currency.

4.            Acquisitions

On January 31, 2020, the Company through its US subsidiary, VIQ Media Transcription Inc., acquired 100% of the assets of ASC. ASC was a provider of transcription services focused on the multi-speaker transcription market, serving both government and public ‘content creation space’ and complements the Company’s transcription services business. The purchase price paid for the ASC acquisition was $5,175,096, with $3,136,500 paid in cash on closing and an estimated $2,038,596 to be paid as contingent consideration via a performance-based earn-out payable quarterly over 30 months. With respect to the contingent consideration, the Company has agreed to make quarterly payments to the sellers between July 15, 2020 and April 15, 2023 based on the achievement of quarterly revenue targets as defined in the purchase agreement. At the date of acquisition, contingent consideration was measured on a discounted cash flow basis, reflecting the present value of undiscounted expected future payments of $2,948,083 which is the expected payout based on forecast revenues at that date, discounted using a risk-adjusted discount rate of 20.6 percent. The expected cash flows, which can range between $nil and $3,095,487, and the risk-adjusted discount rate are each significant unobservable inputs in the determination of contingent consideration.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars,)

4.            Acquisitions (continued)

On February 26, 2020, the Company through its US subsidiary VIQ Services Inc., acquired 100% of the shares of WordZ. WordZ was a provider of English transcription services to medical service providers and to insurance companies in the USA and complements the Company’s transcription services business. The purchase price paid for the WordZ acquisition was $3,861,347, with $1,275,000 paid in cash on closing, $1,200,000 paid via a promissory note payable quarterly over 36 months, recorded at the discounted value of $914,677, and an estimated $1,671,670 to be paid as contingent consideration via a performance-based earnout payable quarterly over 36 months. The Company has agreed to make quarterly payments to the sellers between October 1, 2020 and July 1, 2023 based on the achievement of quarterly revenue targets as defined in the purchase agreement. At the date of acquisition, contingent consideration is measured on a discounted cash flow basis, reflecting the present value of undiscounted expected future payments of $2,175,231, which is the expected payout based on forecast revenues, discounted using a risk-adjusted discount rate of 16.1 percent. The expected cash flows, which can range between $nil and $2,338,373, and the risk-adjusted discount rate are each significant unobservable inputs in the determination of contingent consideration.

As at the acquisition date, the presence of goodwill in the WordZ acquisition was supported by the following factors: a long history of operations; a positive reputation in the marketplace, including being a leading provider of transcription services in insurance and law enforcement, providing services across the USA. The customer base acquired included a large national Insurance company, which was a useful credentialing tool for sales to new customers; there was potential for continued growth at the valuation date, including the potential to acquire new customers or by participating in new market segments. The acquisition included the acquisition of medical customers. While there were competitive pressures in the medical transcription industry at the acquisition date, management considered certain geographic segments and sub-markets (such as midwifery and child protective services) to present opportunities for growth, and considered that the company’s experience with medical customers could provide access to profitable growth in certain markets; the potential for achieving operating margin efficiencies resulting in operating margins that might also be achieved by other larger entities operating in this or similar process/document management industries; and, the acquisition provided access to an assembled skilled workforce. As at December 31, 2020, as a result of an unexpected downturn in the acquired business, the Company recognized an impairment charge on goodwill for WordZ of $1,453,832.

The acquisitions completed during the year ended December 31, 2020 were each determined to be a business combination and were accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective January 31, 2020 for ASC and February 26, 2020 for WordZ.

During the year ended December 31, 2020, the contingent consideration of WordZ and ASC was adjusted based on revision of the estimated quarterly revenue target achievement. During the period ended March 31, 2021, there was a gain of $95,944 of contingent consideration expense recorded (2020 – $nil). During the three months ended March 31, earnout payment totalling $386,827 (March 31, 2020 - $nil) was made to the previous owners of ASC and WordZ.

As at March 31, 2021, total contingent consideration is $2,666,902 (December 31, 2020 - $3,015,434), of which $1,419,551 (December 31, 2020 - $1,439,906) is recorded as trade and other payables and accrued liabilities, and $1,247,351 has been recorded as long-term contingent consideration (December 31, 2020 - $1,575,528).

The accounting for the acquisitions is complete as of December 31, 2020. The finalization of the above purchase price allocations of the valuation of fair value for the assets acquired and liabilities assumed, including intangible assets and taxation-related balances as well as for potential unrecorded liabilities was completed as of December 31, 2020.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars,)

5.            Trade and other receivables

	March 31, 2021	December 31, 2020
Trade accounts receivable	$4,435,464	$4,233,012
Other receivable (note 6)	1,385,850	366,077
Less: allowance for doubtful accounts (note 21)	(103,999)	(123,338)
	$5,717,315	$4,475,751

During the three months ended March 31, 2021, the Company granted a non-revolving executive loan (the “Executive Loan”)

to Sebastien Paré, President, Chief Executive Officer and a director of the Company in the aggregate amount of $518,431 (CAD$657,838) to: (i) facilitate Mr. Paré exercise of certain vested outstanding stock options; and (ii) facilitate Mr. Paré’s repayment of certain indebtedness incurred in connection the previous exercising of convertible securities of the Company. The Executive Loan matures on February 10, 2028 and bears interest at a rate of 1.0% per annum. The Executive Loan is secured by a pledge of 175,000 common shares in the capital of the Company held by Sebastien Paré in favor of the Company (the “Share Pledge”). Pursuant to the terms of the Share Pledge, Mr. Paré has agreed to comply with certain covenants in favor of the Company.

As at March 31, 2021, other receivable relates to employee loan advance of $518,431 (December 31, 2020 - $nil) as described above, accrual for employee retention credit of $284,155 (December 31, 2020 - $nil), work in progress and unbilled receivables of $575,348 (December 31, 2020 - $297,581), and government assistance receivable $7,916 (December 31, 2020 - $68,496).

6.            Government Assistance

Australian Business Wage Subsidies

The Australian government provided the Company with $19,310 (December 31, 2020, - $nil). This amount was recognized as a reduction in selling and administrative expenses in the interim condensed consolidated statements of loss and comprehensive loss.

U.S. Employee Retention Credit Program

For the period ended March 31, 2021, the Company determined that it qualified for the employee retention credit program and the Company received a credit of $284,155 (2020 - $nil) of which $169,084 was recognized as a reduction to operating expenses against related salary costs in the interim condensed consolidated statement of loss and comprehensive loss and $115,071 as a reduction to cost of sales.

As at March 31, 2021, the interim condensed consolidated statement of financial position included assistance receivable of $292,071 (December 31, 2020 - $68,496) in trade and other receivables.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars,)

7.            Intangible assets and goodwill

Details of the Company’s intangible assets as of March 31, 2021 are listed as follows:

	Balance January 1, 2021	Additions	Foreign exchange	Balance March 31, 2021
Cost
Customer relationships	$11,775,697	–	4,818	$11,780,515
Technology	470,000	–	–	470,000
Non-compete	51,031	–	–	51,031
Brand	1,520,899	–	–	1,520,899
Internally generated intangible assets	7,015,035	532,298	87,134	7,634,467
	$20,832,662	532,298	91,952	$21,456,912
Accumulated depreciation
Customer relationships	$4,099,565	580,500	4,818	4,684,883
Technology	196,499	23,500	–	219,999
Non-compete	19,638	5,833	–	25,471
Brand	133,921	37,328	–	171,249
Internally generated intangible assets	4,264,687	527,647	54,160	4,846,494
	$8,714,310	1,174,808	58,978	$9,948,096
Net book value	$12,118,352			$11,508,816

Details of the Company’s goodwill as of March 31, 2021 are listed as follows:

	January 1, 2021	Foreign exchange	March 31, 2021
VIQ Solutions PTY Ltd.	650,001	(8,456)	641,545
Dataworxs	141,018	1,689	142,707
Net Transcripts	1,575,511	–	1,575,511
Transcription Express	1,516,904	–	1,516,904
HomeTech	477,860	–	477,860
ASC	2,614,802	–	2,614,802

	$6,976,096	$(6,767)	$6,969,329

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars,)

8.            Long-term debt

	March 31, 2021	December 31, 2020
Crown Capital Funding Partner LP Note Payable (a)	$11,614,244	$11,398,146

Unsecured Transcription Express 10% promissory note (b)	71,012	280,531

Unsecured HomeTech interest-free promissory note (b)	578,999	621,725

Unsecured WordZ 5% promissory note (b)	995,242	1,064,303

U.S. Paycheck Protection Program loan (c)	260,230	260,230

Less current portion of long term debt	(1,320,313)	(1,486,136)
	$12,199,414	$12,138,799

(a)	Crown Capital Funding Partner LP Note Payable

During the year ended December 31, 2018, the Company entered into a secured debt facility with Crown Capital Funding Partner LP (“Crown”) of $11,770,500 (CAD$15,000,000) bearing an interest rate of 10 percent payable quarterly. The loan is secured by a general security agreement covering all assets of the Company. The outstanding principal balance of the loan is repayable on November 28, 2023. Additionally, during the three months ended March 31, 2020, the Company cancelled previously issued 450,000 common share purchase warrants and reissued new warrants to reflect a price per Share equal to CAD$2.06 (the “Exercise Price”) until expiry on November 28, 2023. As a result of this modification, the Company recorded $84,287 (CAD$111,387) reflecting the incremental fair value of the warrant associated with the amendment as a reduction in the carrying value of the note payable. The Company incurred fees of $353,115 (CAD$450,000) associated with establishing the amended debt facility which was recorded as a reduction in the carrying value of the note payable. These fees remain unpaid and the long-term payable is added to the Company’s outstanding principal. These fees accrue interest at 10 percent and repayment is due on November 28, 2023. At inception, the loan was recorded at the fair value of $11,031,120. During the three months ended March 31, 2021, the Company recorded interest expense of $300,785 (2020 - $235,890)

The difference between the face value and ascribed value of the Crown Capital note payable is being accreted over the remaining life of the debt facility. Corresponding transaction costs were netted against the face value of the debt facility and are recognized as accretion and other financing expense over the term of the loan. During the period ended March 31, 2021, there was $84,941 (2020 - $59,272) recorded as accretion and other financing expense related to the note payable in the interim condensed consolidated statements of loss and comprehensive loss.

The Company received a waiver in March 2021 to remove the Fixed Charge Coverage Ratio covenant for all four quarters of 2021. The Company is in compliance of other covenants as at March 31, 2021.

(b)	Unsecured Promissory Notes

Unsecured promissory notes have been issued to the former owners of acquired companies. As part of the acquisition of Transcription Express, the Company issued an unsecured promissory note to the former owners of Transcription Express with a face value of $1,666,227, bearing interest at 10% per annum. During the year ended December 31, 2019, the terms of the Transcription Express unsecured promissory note were amended with the principal and accrued interest to be paid monthly beginning on July 31, 2019 to the period ending April 30, 2021.

As part of the acquisition of HomeTech, the Company issued an unsecured interest-free promissory note to the former owners of HomeTech with a face value of $1,200,000, to be paid monthly for 60 months in equal installments of $20,000 beginning February 25, 2019 to the period ending January 25, 2024. The Company recorded the unsecured promissory note by discounting the principal amounts due using a market annual interest rate of 12%. The difference between the present value and the face value is being accreted over the term of the unsecured promissory notes.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars,)

8.            Long-term debt (continued)

An additional note was issued to the former owners of WordZ with a face value of $1,200,000 bearing interest at 5% to be paid quarterly for 36 months beginning January 5, 2021 to the period ending October 5, 2023. The fair value of the unsecured promissory notes was determined on a market annual interest rate of 12%. The difference between the face value and the ascribed value of the notes is being accreted over life of the notes.

(c)	U.S. Paycheck Protection Program Loan

On April 24, 2020, the Company received a loan for $2,159,000 under the U.S. Small Business Administration Paycheck Protection Program through BMO Harris Ban at an interest rate of 1% maturing in two years. Principal and interest are due beginning seven months from the date of the note. Generally, the loan will be forgiven if utilized for payment of qualifying expenses during the 24-week period that begins at the origination date of the loan. As at March 31, 2021 the balance of $260,230 (December 31, 2020 - $260,230) was unutilized and reported as a note payable.

(d)	Convertible Notes

During the year ended December 31, 2020, the Company entered into agreements (the “Amending Agreements”) with the holders of unsecured convertible notes (each, a “Note”) in the aggregate principal amount of approximately $6,792,934, granting the holders of such Notes (each a “Noteholder”) the option to convert the principal and the aggregate interest payable on their Notes from the date of issuance to the maturity date (the “Total Interest Payable”) into Shares at a conversion price of CAD$2.18 per Share (the “Conversion Option”). During the year ended, December 31, 2020, the Company issued 6,785,651 common shares to settle its outstanding Notes.

Noteholders holding all of the outstanding Notes exercised the conversion option during the year ended December 31, 2020. As a result, for the period ended March 31, 2021, the Company recognized $nil of interest expense (2020 - $3,419,124) reflecting interest charges from the convertible notes and accretion expense of $nil (2020 - $63,178). For the three months ended March 31, 2021, the Company recognized a loss of $nil on the revaluation of the conversion feature liability (2020 - $1,118,761).

As a result of the exercise of the Conversion Option during the year ended December 31, 2020, during the period ended March 31, 2021, the Company issued $nil common shares (2020 – 6,395,648) to settle its outstanding Notes having $nil amount of aggregate principal (2020 - $7,189,627) and total interest payable of $nil (2020 - $4,041,571) for a total amount of $nil (2020 - $11,231,198).

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

9.            Capital stock

Common Shares

The Company’s authorized capital consists of an unlimited number of common shares with no par value. As at March 31, 2021, common shares of the Company were reserved as follows:

	Exercise Price (CAD)	Expiry dates	Number outstanding
Options	$2.10 – $4.20	January 2021 – December 2021	58,333
	$4.40 – $6.40	January 2022 – December 2022	97,000
	$2.84 - $6.00	January 2023 – December 2023	141,250
	$2.10 - $3.10	January 2024 – December 2024	247,017
	$3.13	January 2025 – December 2025	396,000
			939,600
Deferred share units	$1.20	N/A	66,667

Warrants

During the three months ended March 31, 2021, there were 1,123,878 of warrants exercised (2020 – 1,014,874) for proceeds of $2,092,276 (2020 - $1,561,039). During the period ended March 31, 2021, there were no warrants issued (2020 – nil).

As at March 31, 2021, there were no warrants outstanding (December 31, 2020 – 1,123,878).

Stock Option Plan

The Company has an incentive stock option plan for its directors, officers, employees, and contractors. The Company's stock option plan allows for the granting of options (and Deferred Share Units as described below) up to an aggregate amount equal to 10% of the aggregate number of common shares of the Company outstanding. The options, which have a term not exceeding five years when issued, generally vest as follows:

•                 1/3 at time of issue

•                 1/3 after one year

•                 1/3 after two years

As at March 31, 2021, the Company had vested 610,483 options (December 31, 2020 – 770,283) with a weighted average exercise price of CAD $3.25 per share (December 31, 2020 – CAD$2.84).

During the three months ended March 31, 2021, there were no stock options granted to directors, officers, employees, and contractors (2020 – nil). During the three months ended March 31, 2021, 178,333 options were exercised (2020 – nil) for proceeds of $202,857 (2020 – $nil). There were no stock options forfeited (2020 – nil) during the three months ended March 31, 2021 (2020 – nil). There were no stock options that were expired during the period ended March 31, 2021 (2020 – nil).

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

9.            Capital stock (continued)

The following information applies to stock options outstanding and exercisable as at March 31, 2021, along with their respective exercise prices and related weighted averaged remaining contractual life:

Range of exercise prices (CAD)	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price (CAD)	Options exercisable	Weighted average exercise price (CAD)
$2.10 – $4.20	58,333	0.4 years	$3.06	58,333	$3.06
$4.40 – $6.40	97,000	1.1 years	$4.92	97,000	$4.92
$2.84 - $6.00	141,250	2.6 years	$3.28	141,250	$3.28
$2.20 - $3.10	247,017	3.3 years	$2.44	181,900	$2.50
$3.13	396,000	4.1 years	$3.13	132,000	$3.13
	939,600	3.1 years	$3.15	610,483	$3.25

Deferred Share Units Plan

In 2015, the Company established a Deferred Share Units (“DSU”) Plan to provide non-employee directors to participate in the long-term success of the Company. DSUs are fully vested upon being granted.

The Board of Directors may grant DSUs (and the number of options to purchase shares described above) up to a maximum of 10% of common shares outstanding and up to a maximum of 100,000 units.

Maximum allowable grants under the Stock Option and DSU plans in aggregate as at March 31, 2021 were 2,489,364 (December 31, 2020 – 2,359,143) of which 939,600 were outstanding stock options and 66,667 were outstanding DSUs for a total of 1,006,267 (December 31, 2020 – 1,184,600).

The Company did not grant any DSU’s to Directors of the Company during the period ended March 31, 2021 (2020 – nil).

Share Appreciation Rights Plan

In 2015, the Company established a Share Appreciation Rights (“SAR”) plan for its Service Providers (as defined in VIQ’s SAR plan). The Company's SAR plan provides incentive compensation, based on the appreciation in the value of the Company’s shares, to the service providers, thereby providing additional incentive for their efforts in promoting the continued growth and success of the business of the Company. During the year ended December 31, 2018, the Company amended the outstanding SARs to extend the expiry of the SARs from December 31, 2018 to July 15, 2020, the date the SARs plan will expire. The aggregate number of units in respect of which SARs have been granted and not yet exercised, shall not at any time exceed 10% of the aggregate number of shares that are then issued and outstanding. The SAR units, which have a term not exceeding five years when granted, generally vest as follows:

•                 1/3 at time of issue

•                 1/3 after one year

•                 1/3 after two years

At any time on or after the date when the trading price of one share is equal to or exceeds four times the fair value of one SAR unit at the grant date, the Company shall be entitled to require the disposition of the vested SAR units by the grantee to the Company, by the Company paying the bonus in cash to the grantee.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

9.            Capital stock (continued)

The value of each SAR unit when issued is based on the market price of the Company's stock on the date of grant. At the end of December 31, 2017, the Company amended the SARs plan by placing a limit on the appreciated value of the Company’s shares within the SARs plan to limit the overall liability. At December 31, 2019, 188,990 outstanding SARs units were fully vested.

As at March 31, 2021, previously exercised SARS had a remaining share appreciation rights plan obligation balance of $36,836 (December 31, 2020 - $126,503) has been recognized in the consolidated statement of financial position to reflect the outstanding cash settlement.

10.          Stock-based compensation

The total compensation expense relating to the value assigned to the stock options granted to directors, officers, employees and contractors for the period ended March 31, 2021 was $85,995 (2020 - $47,725) which was included in the stock base compensation expense with a corresponding charge to contributed surplus.

11.          Net loss per share

	Three months ended March 31,
	2021	2020 (note 2 (b))
Numerator for basic and diluted net loss per share:
Net loss for the period	$(1,666,789)	$(6,682,258)

Denominator for basic net loss per share:
Weighted average number of common shares outstanding	24,467,151	15,092,939
Effect of potential dilutive securities	–	–
Adjusted denominator for diluted net loss per share	24,467,151	15,092,939

Basic net loss per share	$(0.07)	$(0.44)
Diluted net loss per share	$(0.07)	$(0.44)

For the period ended March 31, 2021, 2,489,364 of potentially dilutive common shares (2020 - 1,826,314) issuable upon the exercise of the conversion option related to convertible debt, warrants, deferred share units, and options were not included in the computation of loss per share because their effect was anti-dilutive.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

12.          Supplemental cash flow information

Components of the net change in non-cash working capital are as follows:

	Three months ended March 31,
	2021	2020 (note 2(b))
Trade and other receivables	$(719,175)	$(196,721)
Inventories	(9,609)	7,070
Prepaid expenses	(187,672)	(33,103)
Trade and other payables	(161,884)	(330,798)
Contract liabilities and taxes	50,970	(178,835)
Total	$(1,027,370)	$(732,387)

Other supplemental cash flow information as follows:

	Three months ended March 31,
	2020	2020 (note 2 (b))
Cash received for interest	$3,453	$204
Cash paid for interest	319,686	204,010

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

13.          Segmented financial information

The Company has determined it has two reportable business segments namely technology and related revenue and technology services. The technology segment, develops, distributes and licenses computer-based digital solutions based on its proprietary technology; and the technology service segment, provides recording and transcription services.

The Company’s reportable segments are strategic business segments that offer different products and/or services. These business segments work on different business models and operate autonomously. The Company does not segregate sales and associated costs by individual technology products. Accordingly, segmented information on revenue and associated costs is only provided for the full line of software solutions currently offered by the Company.

The Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer are the operating decision maker and regularly reviews our operations and performance by segment. They review segment gain (loss) as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources.

Financial information by reportable business segment is as follows:

	Three months ended March 31, 2021
	Technology and related revenue	Technology services	Corporate	Total
Consolidated income (loss)
Revenue	$1,423,355	$6,830,867	$–	$8,254,222
Gross profit	1,301,039	2,716,796	–	4,017,835
Selling and administrative expenses	1,342,962	1,805,844	512,520	3,661,326
Stock-based compensation	–	–	85,995	85,995
Research and development expenses	239,663	–	–	239,663
Depreciation and amortization	560,127	688,236	–	1,248,363
Foreign exchange loss	215,249	76		215,325
Interest, accretion and other financing expense	6,485	1,292	588,591	596,368
Gain on contingent consideration	–	(95,994)	–	(95,994)
Other income	(3,453)	–	–	(3,453)
Current income tax expense	–	(41,990)	–	(41,990)
Deferred income tax expense (recovery)	–	(220,979)	–	(220,979)
Segment income (loss)	(1,059,994)	580,311	(1,187,106)	(1,666,789)
Consolidated balance sheet
Total segment assets	$19,554,776	$23,390,997	–	$42,945,773
Total segment current liabilities	2,093,241	6,069,181	36,836	8,199,258
Total segment non-current liabilities	–	2,433,243	11,311,726	13,744,969

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

13.          Segmented financial information (continued)

	Three months ended March 31, 2020 (note 2 (b))
	Technology and related revenue	Technology services	Corporate	Total
Consolidated income (loss)
Revenue	$683,778	$6,864,425	$–	$7,548,204
Gross profit	498,516	2,731,376	–	3,229,892
Selling and administrative expenses	758,936	1,098,664	519,554	2,377,154
Stock-based compensation	–	–	47,725	47,725
Research and development expenses	252,321	–	–	252,321
Depreciation and amortization	485,965	612,586	–	1,098,551
Foreign exchange (gain) loss	(297,013)	44,764	–	(252,249)
Interest, accretion and other financing expense	7,103	8,577	3,910,820	3,926,500
Gain on revaluation of conversion feature liability	–	–	1,118,761	1,118,761
Loss on repayment of debt	–	–	1,290,147	1,290,147
Other (income) expense	–	(204)	–	(204)
Tax expense (recovery)	–	53,444	–	53,444
Segment income (loss)	(708,796)	913,545	(6,887,007)	(6,682,258)

Consolidated balance sheet
Total segment assets	$6,051,627	$25,408,172	$–	$31,459,799
Total segment current liabilities	2,360,626	3,303,486	2,520,686	8,184,798
Total segment non-current liabilities	–	11,208,187	3,601,182	14,809,369

Property and equipment are located in the following countries:

	March 31, 2021	December 31, 2020
Canada	$119,266	$120,511
Australia	89,017	95,324
	$208,283	$215,835

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

14.            Revenue

The Company generates revenue primarily from the delivery of technology transcription services to its customers. Revenue from contracts with customers is disaggregated by primary geographical market, major products and services and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Company’s reportable segments (note 13).

Primary geographical markets	Three months ended March 31,
	2021	2020
United States	$4,878,512	$5,460,671
Australia	2,413,454	1,985,794
United Kingdom	668,388	36,518
Canada	10,401	48,387
Other	283,467	16,834
Total	$8,254,222	$7,548,204

Major products / service lines	Three months ended March 31,
	2021	2020
Technology services	$6,567,932	$6,837,994
Software licenses	712,294	202,038
Support and maintenance	588,707	356,116
SaaS	32,099	10,205
Professional services	243,264	32,449
Hardware	91,202	97,067
Other	18,724	12,335
Total	$8,254,222	$7,548,204

The Company had one customer who contributed greater than 10 percent of consolidated total revenues during the period ended March 31, 2021 (2020 – one customer). During the period ended March 31, 2021, this customer comprised 11.7 percent of consolidated revenue (2020 – 11.9 percent).

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

15.            Expenses by nature

Expenses incurred by nature are as follows:

	Three months ended March 31
	2021	2020 (note 2(b))
Employee and contractor expenses (note 16)	$6,259,894	$5,763,400
Inventory, materials and other cost of sales	575,697	185,956
Depreciation and amortization	1,248,361	1,098,551
Facilities	110,179	120,649
Professional and consulting fees	462,583	273,623
Investor relations and other shareholder expenses	205,942	65,284
Bad debt	(19,236)	-
Marketing and advertising/promotion expenses	47,543	28,855
Software license and IT expenses	347,199	220,853
Telephone and internet	74,811	120,394
Travel	9,239	75,855
Insurance	36,993	17,756
Office, administrative, and other operating expenses	112,529	122,887
Foreign exchange (gain) loss	215,325	(252,249)
Total	$9,687,059	$7,841,814

16.            Employee benefit expense

Expenditures for employee benefits are as follows:

	Three months ended March 31
	2021	2020
Salaries and wages and employee benefits	$2,873,965	$2,720,536
Contract labour	3,190,536	2,927,996
Stock-based compensation	85,995	47,725
Other staff expense	109,398	67,243
Total	$6,259,894	$5,763,400

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

17.            Lease obligations

Below is a summary of the activity related to our lease liabilities for the year ended March 31, 2021 and 2020:

	Three months ended March 31
	2021	2020 (note 2 (b))
Lease obligations, beginning of period	$354,199	$689,644
Additions	-	12,199
Disposals	-	-
Interest on lease liabilities	7,777	15,680
Interest payments on lease liabilities	(7,777)	(15,680)
Principal payments of lease liabilities	(45,268)	(79,842)
Adjustments	(1,736)	275
Foreign exchange difference	2,297	(46,879)
Lease obligations, end of period	$309,492	$575,397
Less: current portion of lease obligations	(81,483)	(270,173)
Long-term lease obligations	228,009	305,224

The Company and its subsidiaries have entered into agreements to lease office premises until 2025. The annual rent expenses for premises consist of minimum rent and does not include variable costs. The minimum payments under all agreements are as follows:

2021	$86,732
2022	114,962
2023	98,698
2024	73,075
2025	62,711
$436,178

18.            Risk management for financial instruments

Fair values

The estimated fair values of cash, trade and other receivables, restricted cash, trade and other payables, and share appreciation rights plan obligations approximate their carrying values due to the relatively short-term nature of the instruments. The estimated fair values of current and long-term debt and obligations under finance lease also approximate carrying values due to the fact that effective interest rates are not significantly different from market rates.

Fair value measurements recognized in the consolidated balance sheets must be categorized in accordance with the following levels:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments carried at fair value on the consolidated balance sheets consist of cash and restricted cash. Cash and restricted cash are valued using quoted market prices (Level 1). Share appreciation rights and the conversion feature derivative liability are categorized using observable market inputs (Level 2). The Company did not value any financial instruments using valuation techniques based on non-observable market inputs (Level 3) as at March 31, 2021.

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

18.            Risk management for financial instruments (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, by continuously monitoring actual and budgeted cash flows.

The Company has sustained losses over the last number of periods and has financed these losses mainly through a combination of equity and debt offerings. Management believes that it has raised sufficient cash to meet all of its contractual debt that is coming due in 2021 and has the ability to fund any operating losses that may occur in the upcoming periods.

Credit risk

Credit risk arises from the potential that a customer or counterparty will fail to perform its obligations. The Company is exposed to credit risk from its customers; however, the Company has a significant number of customers, minimizing the concentration of credit risk. Further, a large majority of the Company’s customers are economically stable organizations such as government agencies or departments with whom the Company transacts with on a regular basis, further reducing the overall credit risk.

Historically, the Company has suffered losses under trade receivables. In order to minimize the risk of loss from trade receivables, the Company’s extension of credit to customers involves review and approval by senior management and conservative credit limits for new or higher risk accounts.

The Company reviews its trade receivable accounts regularly and writes down these accounts to their expected realizable values, by making an allowance for expected credit losses, as soon as the account is determined not to be fully collectible. The allowance is recorded as an expense in the consolidated statements of loss and comprehensive loss. Shortfalls in collections are applied against this provision. Estimates for allowance for expected credit losses are determined by a customer-by-customer evaluation of collectability at each balance sheet reporting date, taking into account the amounts that are past due and any available relevant information on the customers’ liquidity and going concern issues. Normal credit terms for amounts due from customers call for payment within 30 to 60 days.

The Company’s exposure to credit risk for trade receivables by geographic area was as follows:

	March 31, 2021	December 31, 2020
United States	60%	65%
Australia	16%	17%
United Kingdom	15%	16%
Canada	2%	0%
Rest of world	7%	2%
	100%	100%

The activity of the allowance for doubtful accounts provision is as follows:

	March 31, 2021	December 31, 2020
Beginning of period	$123,338	$902,215
Add: provision for allowance for doubtful accounts	(19,236)	18,116
Less: write-offs	-	(815,817)
Foreign exchange adjustments	(103)	18,824
Expected credit loss – end of period	$103,999	$123,338

VIQ Solutions Inc.

Notes to Interim Condensed Consolidated Financial Statements

(Expressed in United States dollars)

18.            Risk management for financial instruments (continued)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk is primarily related to the Company’s interest-bearing debts on its consolidated balance sheet. The Company does not have a material amount of long-term debt with variable interest rates, thereby minimizing the Company’s exposure to cash flow interest rate risk.

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Company conducts a significant portion of its business activities in foreign currencies, primarily the U.S. and Australian dollars and Great Britain pounds with a large portion of the Company’s sales and operating costs being realized in these foreign currencies. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in Canadian, U.S. and Australian dollars.

The financial assets and liabilities that are denominated in foreign currencies will be affected by changes in the exchange rate between the United States dollar and these foreign currencies. This primarily includes cash, restricted cash, trade and other receivables, trade and other payables, provisions and obligations under finance lease which were denominated in foreign currencies.

The Company’s Australian subsidiaries have a majority of revenue and expenses being transacted in Australian dollars. As of March 31, 2021, fluctuations of the Australian dollar relative to the United States dollar of 5% would result in an exchange gain or loss on the net financial assets, impacting the Company’s comprehensive income by approximately $50,000 (2020 –$13,000).

The Company’s computer products and services operations are exposed to exchange rate changes in the U.S. dollar relative to the Canadian dollar since a substantial portion of this business unit’s sales are denominated in U.S. dollars with most of the related expenses in Canadian dollars. A 5% fluctuation of the U.S. dollar would result in an exchange gain or loss on the net financial assets of approximately $17,000 (2020 – $32,000) as at March 31, 2021.

The Company’s computer products and services operations are exposed to exchange rate changes in the Great Britain pound relative to the United States dollar since a portion of this business unit’s sales are denominated in Great Britain pounds with most of the related expenses in United States dollars. A fluctuation of the Great Britain pound of 5% would result in an exchange gain or loss on the net financial assets of approximately $21,000 (2020 – $nil) as at March 31, 2021.

The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currencies cash flows as management has determined that this risk is not significant at this point in time. The Company recognized a foreign exchange loss from operations of $215,325 for the period ended March 31, 2021 (2020 – foreign exchange gain of $252,249).

Capital management

The Company considers its capital structure to consist of shareholders’ equity, long-term debt and convertible debt. The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy, fund research and development and undertake selective acquisitions, while at the same time taking a conservative approach toward financial leverage and management of financial risk.

19.            Subsequent events

None.